January 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF Pre-Effective

Amendment No. 4 to Registration Statement on Form S-1

Filed December 29, 2023

File No. 333-255175

Dear Ms. Cheng and Messrs. Dobbie, Irving and Telewicz:

On behalf of Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on January 5, 2024 in connection with Pre-Effective Amendment No. 4 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on December 29, 2023. The comments of the Staff refer in part to the Trust’s comment response letter provided to the Staff on December 29, 2023 (the “December 29 Letter”), which responded to the comments of the Staff originally provided via e-mail on December 21, 2023.

The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 5 to the Trust’s Registration Statement, filed contemporaneously with this letter on January 8, 2024. The following sets forth the Staff’s comments and the Trust’s responses thereto. Defined terms used and not otherwise defined herein have the meaning assigned to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	Staff Comment: We note that you are registering an indeterminate number of securities in accordance with Rules 456(d) and 457(u). Please update your EDGAR header tags accordingly.

Response: The Sponsor has communicated with the financial printer and confirms that the EDGAR header tags will align with the Trust’s registration of an indeterminate number of securities.

Cover Page

2.

Staff Comment: Please revise your disclosure on the cover page, consistent with your disclosure on page 87, to identify the Seed Capital Investor as a statutory underwriter, and disclose the initial price per Share.

Response: The Trust has added the requested disclosure. A new paragraph on the cover page of Pre-Effective Amendment No. 5 reads as follows:

The Trust was seeded with $100,000 on December 20, 2023 through the sale of 4,000 Shares at a per-Share price of $25.00 by the Trust to the Sponsor. On January 2, 2024, the Sponsor purchased an additional 200,000 Shares at a per-Share price of $25.00. Upon completion of that transaction, the total assets in the Trust from the Sale of the Shares to the Sponsor (on both December 20, 2023 and January 2, 2024, collectively) were $5,100,000, with 204,000 Shares outstanding. On January 4, 2024, the Sponsor redeemed all of its Shares for cash at a per-Share price of $25.00 for a total redemption value of $5,100,000 and immediately created 110,000 Shares (22 Creation Baskets) at a price of $44.16305 per Share based on the Benchmark price as of 4:00 p.m. ET on January 4, 2024. The Execution Agent acquired 110 bitcoin on behalf of the Trust. Accordingly, as of the market close on January 4, 2024, the Trust had total assets of $4,857,935.50, solely represented by bitcoin held in custody with the Bitcoin Custodian, and had 110,000 Shares outstanding, entirely held by the Sponsor. The Sponsor acted as a statutory underwriter in connection with these purchases.

3.

Staff Comment: We note your cover page disclosure that subject to Cboe in the future receiving In-Kind Regulatory Approval, the creation and redemptions transactions may also take place in exchange for bitcoin. Please revise in an appropriate section of the prospectus to clarify how you will inform Shareholders if Cboe receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions. Please also confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Response: The Trust has added the requested disclosure. A new sentence in the Sections “The Trust – Overview of the Trust” and “Creation and Redemption of Shares” in Pre-Effective Amendment No. 5 reads as follows:

If Cboe receives the In-Kind Regulatory Approval and the Sponsor chooses to allow in-kind creations and redemptions, notice to Shareholders will be provided on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports.

The Trust confirms its understanding that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed or any material change to such information.

Prospectus Summary

The Trust’s Service Providers

Authorized Participants, page 7

4.	Staff Comment: Please revise to name the Bitcoin Counterparties that have been identified by or have an agreement with the Execution Agent.

Response: Neither the Trust nor the Execution Agent have contractual arrangements with any particular Bitcoin Counterparties. Instead, the Trust relies upon the Execution Agent, subject to oversight by the Sponsor, to identify and select Bitcoin Counterparties and to determine the parameters of the Trust’s bitcoin purchase and sale transactions. To reflect this, the Trust has added the following disclosure in the “Overview of the Trust” Section:

Subject to specific instructions from the Sponsor, the Execution Agent in its discretion is responsible for selecting the method of transacting, the price, the Bitcoin Counterparty or Counterparties and the trading platform or venue (if any) for the execution of each purchase and sale of bitcoin on behalf of the Trust. The Execution Agent has established policies and procedures for identifying, monitoring and performing due diligence on potential Bitcoin Counterparties and trading platforms or venues, with entities being added or removed from consideration on an ongoing basis. In addition, the Execution Agent evaluates Bitcoin Counterparties and trading platforms or venues on a per-transaction basis. At the time it selects a Bitcoin Counterparty for any specific transaction, the Execution Agent may consider a number of factors in an effort to seek to achieve “best execution,” including price, transaction costs, speed, and likelihood of execution and settlement, taking into account the size of the transaction and the experience and capabilities of the Bitcoin Counterparty. Relying on its history of transacting in bitcoin, the Execution Agent assesses Bitcoin Counterparties in seeking to achieve the best overall outcome for the Trust. Although the Trust is new, and therefore does not have a history of trading bitcoin, the Execution Agent (and its asset management affiliates) have extensive experience, having traded over $3.5 Billion in digital assets in 2023 across twelve counterparties for other accounts.

The Trust has also added substantially similar disclosures in the “The Trust’s Service Providers – The Execution Agent” and “Material Contracts – Execution Agent Agreement” Sections.

The Trust has also added further disclosure related to the certain risks relating to Bitcoin Counterparties. A new paragraph in the Section “Risk Factors – Risks Related to the Trust and the Shares” in Pre-Effective Amendment No. 5 reads as follows:

Bitcoin Counterparty Risk.

There can be no guarantee that the Execution Agent will be able to find Bitcoin Counterparties to actively and continuously provide bitcoin liquidity to the Trust. Because the Bitcoin Counterparties are not contractually obligated to provide bitcoin liquidity to the Trust, if the Trust is unable to find sufficient sources of bitcoin liquidity, the Execution Agent may not be able to purchase or sell bitcoin on behalf of the Trust at prices and at times that will enable the Trust to track the Benchmark. If the

Execution Agent is unable to transact in bitcoin on the Trust’s behalf on a timely and cost-efficient basis, it could adversely affect the price of bitcoin and therefore adversely affect an investment in the Shares. To the extent that the unavailability of bitcoin liquidity results in a diminished trading market for the Shares, the Shares may be more likely to trade at a premium or discount to the Trust’s NAV and to face trading halts and/or delisting. Further, if one or more Bitcoin Counterparties or trading platforms or venues supporting the bitcoin market are unwilling or unable to provide liquidity to the Trust, it could be challenging for any Authorized Participants to provide continuous liquidity in the Shares.

Bitcoin and the Bitcoin Market

The Bitcoin Market

Forks and Air Drops, page 60

5.

Staff Comment: We note your response to prior comment 10 [in the December 29 Letter]. Please revise this section, the risk factors on pages 21, 35 and 42, and throughout the prospectus to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.

Response: The Trust has amended its disclosure as requested. The relevant portions of the section “Bitcoin and the Bitcoin Market – The Bitcoin Market – Forks and Air Drops” in Pre-Effective Amendment No. 5 reads as follows, with conforming edits made throughout the prospectus:

From time to time, the Trust may be entitled to Incidental Rights or IR Virtual Currency by virtue of its ownership of bitcoins, generally through a fork in the Bitcoin blockchain, an airdrop offered to holders of bitcoins or other similar event.

In the event the Trust becomes entitled to Incidental Rights or IR Virtual Currency by virtue of its ownership of bitcoins, the Sponsor will instruct the Trust to immediately and irrevocably disclaim all rights to the IR Virtual Currency so created. Bitcoin is the only digital asset that will be held by the Trust. In the event the Trust seeks to change its treatment of Incidental Rights or IR Virtual Currency, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules.

Calculation of NAV, page 70

6.

Staff Comment: Refer to your responses to comment 9 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

Response: The Trust confirms its understanding that the Staff takes no position on the Trust’s current fair value accounting policy and that the Staff may comment further on this matter in future filing reviews once the Trust is operational.

Custody of the Trust’s Bitcoin

Insurance of the Bitcoin Custodian, page 82

7.

Staff Comment: We note your response to prior comment 15 [in the December 29 Letter]. Please balance your disclosure to clarify, if true, that there is no guarantee that the amount of bitcoin in each Trust wallet will remain below $100 million.

Response: The Trust has amended its disclosure as requested. The relevant paragraph of the section “Custody of the Trust’s Bitcoin – Insurance of the Bitcoin Custodian” in Pre-Effective Amendment No. 5 reads as follows:

Under the Bitcoin Custody Agreement, the Bitcoin Custodian’s liability is subject to the following limitations, among others: (i) other than with respect to claims and losses arising from fraud or willful misconduct, the Bitcoin Custodian’s aggregate liability under the Bitcoin Custody Agreement shall not exceed the greater of (A) the aggregate fees paid by the Trust to the Bitcoin Custodian in the 12 months prior to the event giving rise to the Bitcoin Custodian’s liability, and (B) the value of the affected bitcoin giving rise to the Bitcoin Custodian’s liability; (ii) the Bitcoin Custodian’s aggregate liability in respect of each cold storage address shall not exceed $100 million; and (iii) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Bitcoin Custodian is not liable, even if the Bitcoin Custodian has been advised of or knew or should have known of the possibility thereof. The Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Bitcoin Custodian. While the Bitcoin Custodian does not limit the size of each wallet to $100 million in bitcoin, and there is no guarantee that the amount of bitcoin in each Trust wallet will remain below this threshold, the Sponsor intends to monitor each Trust wallet and adjust the amount of bitcoin (valued in USD) in any given Trust wallet (including moving bitcoin into additional wallets) in an effort to maintain the amount of bitcoin in each Trust wallet below $100 million.

Creation and Redemption of Shares

Creation Procedures, page 89

8.	Staff Comment: You disclose here that purchase orders must be placed by 4:00 p.m. ET. On page 91, in the “Cash Creation Procedures” section, you disclose that cash purchase orders must by placed by 2:30 p.m. ET. Please reconcile the inconsistency. Please also combine the disclosure in the “Cash Creation Procedures” section with the disclosure in the “Creation Procedures” section, or explain why you have two separate sections when you are only allowing cash creation transactions.

Response: The Trust has amended its disclosure to clarify that purchase orders must be placed by 2:30 p.m. ET.

With regards to the separation between the “Cash Creation Procedures” and “Creation Procedures” sections, the Trust has combined the disclosures into one section. The Section “Creation Procedures” in Pre-Effective Amendment No. 5 reads as follows:

On any Business Day, an Authorized Participant may place an order through the Transfer Agent’s electronic order delivery system to create one or more Creation Baskets. The Transfer Agent will acknowledge the purchase order unless the Trustee or the Sponsor decides to refuse the deposit as described below under “Rejection of Purchase Orders.” Orders to purchase Shares (“Purchase Orders”) must be placed by 2:30 p.m. ET or the close of regular trading on the Exchange, whichever is earlier. The day on which a valid order is received by the Transfer Agent is considered the “Purchase Order Date.”

The Sponsor may in its sole discretion limit the number of Shares created pursuant to Purchase Orders on any specified day without providing notice to the Authorized Participants and may direct the Transfer Agent to reject any Purchase Orders in excess of such capped amount. The Sponsor may choose to limit the number of Shares created pursuant to Purchase Orders when it deems so doing to be in the best interest of Shareholders. The Sponsor may choose to do so when it believes the market is too volatile to execute a bitcoin transaction, when it believes the price of bitcoin is being inconsistently, irregularly, or discontinuously published from bitcoin trading venues and other data sources, or when it believes other similar circumstances may create a scenario in which accepting Purchase Orders would not be in the best interests of the Shareholders. The Sponsor does not believe that the Trust’s ability to arrive at such a determination will have a significant impact on the Shares in the secondary market because it believes that the ability to create Shares would be reinstated shortly after such determination is made, and any entity desiring to create Shares would be able to do so once the ability to create Shares is reinstated. However, it is possible that such a determination would cause the Shares to trade at premiums or discounts relative to the Trust’s NAV on the secondary market if arbitrageurs believe that there is risk that the creation and redemption process is not available, as this process is a component of keeping the price of the Shares on the secondary market closely aligned to the Trust’s NAV.

If the Trustee accepts the Purchase Order, the Transfer Agent will transmit to the Authorized Participant, via electronic mail message or other electronic communication, no later than 5:00 p.m. ET on the date such Purchase Order is received, or deemed received, a copy of the Purchase Order endorsed “Accepted” by the Transfer Agent and indicating the Creation Basket Deposit that the

Authorized Participant must deliver to the Bitcoin Custodian or Prime Broker in exchange for each Creation Basket. In the case of Purchase Orders submitted via the Transfer Agent’s electronic order entry system, the Authorized Participant will receive an automated email indicating the acceptance of the Purchase Order and the Purchase Order will be marked “Accepted” in the Transfer Agent’s electronic order entry system. Prior to the Transfer Agent’s acceptance as specified above, a Purchase Order will only represent the Authorized Participant’s unilateral offer to deposit the requisite amount of cash in exchange for Creation Baskets and will have no binding effect upon the Trust, the Sponsor, the Trust Administrator, the Transfer Agent, the Bitcoin Custodian or any other party.

If required by the Sponsor and the Trust, prior to the delivery of Creation Baskets for a Purchase Order, the Authorized Participant must have wired to the Transfer Agent the nonrefundable transaction fee due for the Purchase Order. Authorized Participants may not withdraw a Purchase Order.

The manner by which Creation Baskets are made is dictated by the terms of the Authorized Participant Agreement. By placing a Purchase Order, an Authorized Participant agrees to facilitate the deposit of the requisite amount of cash with the Trust’s Cash Custodian. If an Authorized Participant fails to consummate the foregoing, the Purchase Order will be cancelled. The Execution Agent will be responsible for acquiring the requisite amount of bitcoin on behalf of the Trust.

The total cash deposit required to create each Creation Basket is an amount of cash equivalent to the amount of bitcoin described below in the subsection entitled “Determination of Required Deposits,” plus any amount above the Benchmark on each Purchase Order Date that the Trust agrees to pay in order to acquire the required amount of bitcoin as described in the subsection entitled “Determination of Required Deposits.” The Sponsor causes to be published each night the amount of bitcoin that will be acquired in exchange for each Purchase Order, from which can be computed the estimated amount of cash required to create each cash Creation Basket, prior to accounting for any additional cash required to acquire the requisite amount of bitcoin if the price paid by the Trust is in excess of the Benchmark on each Purchase Order Date.

Creation and redemption transactions initially will take place in cash. Subject to Cboe in the future receiving the In-Kind Regulatory Approval, these transactions may also take place in exchange for bitcoin. The timing of the In-Kind Regulatory Approval and the related in-kind creation model is unknown and there is no guarantee that the Cboe will receive such approval. If Cboe receives the In-Kind Regulatory Approval and the Sponsor chooses to allow in-kind creations and redemptions, notice to Shareholders will be provided on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports.

When purchasing Creation Baskets, Authorized Participants will deliver cash to the Cash Custodian. The Execution Agent will be responsible for acquiring the requisite amount of bitcoin on behalf of the Trust on an agency basis. Once the Execution Agent selects a Bitcoin Counterparty, the Cash Custodian will transfer cash to the Bitcoin Counterparty in payment for the requisite amount of bitcoin. The bitcoin acquired from the Bitcoin Counterparty will be transferred to the

Bitcoin Custodian. After receipt of the bitcoin by the Bitcoin Custodian, the Transfer Agent will issue Creation Baskets of Shares to the creating Authorized Participant in satisfaction of the creation order.

In connection with creation transactions (and, as noted below, redemption transactions), the Execution Agent, pursuant to the oversight of the Sponsor, will decide how and with which Bitcoin Counterparty to transact on the Trust’s behalf. The Authorized Participants will deliver only cash to create Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a third-party with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process. The Trust will create Shares by receiving bitcoin from a third-party that is not the Authorized Participant and the Trust (through the Execution Agent, on an agency basis)—not the Authorized Participant—is responsible for selecting the third-party to deliver the bitcoin. Further, the third-party will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust.

The Sponsor and Transfer Agent shall reject any purchase order or redemption order that is not in proper form. Upon receipt of the bitcoin deposit amount in the Trust’s Bitcoin Account, the Bitcoin Custodian will notify the Transfer Agent, the Authorized Participant and the Sponsor that the bitcoin has been deposited. The Transfer Agent will then direct DTC to credit the number of Shares created to the Authorized Participant’s DTC account.

As between the Trust and the Authorized Participant, the expense and risk of the difference between the value of bitcoin calculated by the Administrator for daily valuation using the Benchmark and the price at which the Trust acquires the bitcoin will be borne solely by the Authorized Participant to the extent that the Trust pays more for bitcoin than the price used by the Trust for daily valuation. Any such additional cash amount will be included in the amount of cash calculated by the Administrator on the Purchase Order Date (identified as a variable transaction fee), communicated to the Authorized Participant on the Purchase Order Date, and wired by the Authorized Participant to the Cash Custodian on the day following the Purchase Order Date. If the Bitcoin Counterparty fails to deliver the bitcoin to the Bitcoin Custodian, no cash is sent from the Cash Custodian to the Bitcoin Counterparty, no Shares are transferred to the Authorized Participant’s DTC account, the cash is returned to the Authorized Participant, and the Cash Purchase Order is cancelled.

Bitcoin transactions that occur on the blockchain are susceptible to delays due to bitcoin network outage, congestion, spikes in transaction fees demanded by miners, or other problems or disruptions. To the extent that bitcoin transfers from the Trust’s Trading Balance to the Trust’s Prime Custody Vault are delayed due to congestion or other issues with the Bitcoin network, such bitcoin will not be held in cold storage in the Prime Custody Vault until such transfers can occur.

*        *        *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike

Paulita Pike

cc:	Brian Hartigan, Invesco Capital Management LLC

Adam Henkel, Invesco Capital Management LLC

Will McAllister, Invesco Capital Management LLC

Michael Murphy, Invesco Capital Management LLC

Brian D. McCabe, Ropes & Gray LLP

Edward Baer, Ropes & Gray LLP